Exhibit 99.1

Michael Lee
Account Manager, Client Services
Telephone: 416.361.0930 ext.236
mlee@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
April 14, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NORTHCORE TECHNOLOGIES INC
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Securityholders for the subject company.

1.    ISIN:       CA66401P1009 CUSIP:   66401P100
2.    Date Fixed for the Meeting: June 28, 2010
3.    Record Date for Notice: May 10, 2010
4.    Record Date for Voting: May 10, 2010
5.    Beneficial Ownership Determination Date:  May 10, 2010
6.    Classes or Series of Securities that entitle the holder to receive Notice of the Meeting: Common Shares
7.    Classes of Series of Securities that entitle the holder to vote at the meeting:  Common Shares
8.    Business to be conducted at the meeting: Annual and Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per
“Lindsay Andrews”
Administrator, Client Services

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T: 416.361.0152 F: 416.361.0470 www.equitytransfer.com